                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    O'Toole,                         Terence             M.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        NY                   10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   VoiceStream Wireless Corporation
   (VSTR)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    March/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  3/14/00   |  J(01) |   |   914         | A   |          |  914         |   I     |  02,03   |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  3/14/00   |  J(01) |   |   762         | A   |          |  762         |   I     |  02,04   |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  3/14/00   |  J(01) |   |   171.2845415 | A   |          |  171.2845415 |   I     |  02,05   |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  3/14/00   |  J(01) |   |   1,079       | A   |          |  9,807,174   |   I     |  02,06   |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |       |              |                 |                       |        |9.       |10.   |      |
               |        |        |       |              |                 |                       |        |Number   |Owner-|      |
               |        |        |       |              |                 |                       |        |of       |ship  |      |
               |2.      |        |       |              |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |       | 5.           |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |       | Number of    |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |       | Derivative   |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.     | Securities   |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans- | Acquired (A) |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action | or Disposed  |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code   | of (D)       |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr | (Instr. 3,   |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)     | 4 and 5)     |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------ | ------------ |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)  | (D)  |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Stock Option   |        |        |     | |       |      |        |        |             |         |        |         |      |      |
(right to buy) | $11.32 |        |     | |       |      |   07   |12/31/09|Common Stock |   939   |        |   939   |02,07 |02,07 |
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Stock Option   |        |        |     | |       |      |        |        |             |         |        |         |      |      |
(right to buy) | $9.25  |        |     | |       |      |  Immed.|1/1/08  |Common Stock |   250   |        |   250   |02,08 |02,08 |
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Stock Option   |        |        |     | |       |      |        |        |             |         |        |         |      |      |
(right to buy) | $9.25  |        |     | |       |      |   09   |1/1/08  |Common Stock |   704   |        |   704   |02,09 |02,09 |
====================================================================================================================================

Explanation of Responses:

01: On February 25, 2000, VoiceStream Wireless Corporation announced the closing of its merger with Omnipoint Corporation, among other transactions (the
"Merger").   On  that  date  VoiceStream  Wireless  Corporation,   a  Washington
corporation ("VS Washington"), merged with a wholly-owned subsidiary of VoiceStream Wireless Holding Corporation, which is a Delaware corporation that was itself wholly owned by VS Washington, and its shares were exchanged for shares of VoiceStream Wireless Holding Corporation on a one for one basis. Immediately after the transaction, VoiceStream Wireless Holding Corporation changed its name to VoiceStream Wireless Corporation ("VS Delaware"). Shareholders of Omnipoint Corporation common stock ("Omnipoint Common Stock") where required to make an election, by March 14, 2000, as to their preference of all-cash, all-share or cash and stock consisting of 0.825 shares of VoiceStream Wireless Corporation common stock ("Common Stock") plus $8.00 in cash for each share of Omnipoint Common Stock (the "Standard Election"), election option. The actual amount of cash and actual number of shares for the all-cash and all-share election option, were subject to proration and adjustment and determined as described in VS Washington's Schedule 14A filed with the Securities and Exchange Commission on January 25, 2000. Omnipoint shareholders who failed to return the election form in a timely or proper manner, received the Standard Election. The shares reported herein as acquired on March 14, 2000 were received pursuant to the Merger and the terms of the shareholder elections.

02: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

03: The securities reported herein may be deemed to be beneficially owned directly by certain investment partnerships of which Commodities Corporation LLC ("Commodities Corp.") is the general partner and trading manager. Commodities Corp. is a subsidiary of GS Group and an advisory affiliate of a separate operating division of Goldman Sachs.

04: The securities reported herein may be deemed to be beneficially owned directly by The Hull Group, L.L.C. ("Hull"). Hull is a wholly-owned subsidiary of GS Group.

05: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
171.2845415 shares of Common Stock, which are beneficially and directly owned by the Goldman Sachs 1997 Exchange Place Fund, L.P. (the "1997 Exchange Fund"). Goldman Sachs is the investment manager of the 1997 Exchange Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the 1997 Exchange Fund. The 171.2845415 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represent GS Group's proportionate interest in the shares of the Issuer owned by the 1997 Exchange Fund.

06: The 1,079 shares reported herein as acquired were acquired and may be deemed to be beneficially owned directly by Goldman Sachs. Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 8,145 shares of Common Stock. GS Group may be deemed to own beneficially and directly 68,821 shares of Common Stock and Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 9,730,208 shares of Common Stock through certain investment partnerships (the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. Goldman Sachs is the investment manager of one of the Limited Partnerships.

07: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. The options are exercisable in four equal annual installments, beginning January 1, 2000.

08: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

09: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. These options vest in 3 equal annual installments, beginning January 1, 2000.

By:  s/ Roger S. Begelman                                      April 10, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
             Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.